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Invest in Moonshot Junior, Inc

Fastest growing tech-entrepreneurship education for kids in 13 countries

MOONSHOTJR.COM SAN JOSE CALIFORNIA



MOONSHOT Jr
Transforming Curious Minds
Our Vision and Journey
STAGE 1 EXPLORATION
STAGE 2 PREPARATION
STAGE 3 PRODUCT INNOVATION
STAGE 4 E-COMMERCE
www.moonshotjr.com



Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.

Alok Jain Co-founder, CEO @ Moonshot Junior, Inc

ABOUT | UPDATES 0 | REVIEWS 13 | ASK A QUESTION 2

Why you may want to invest in us...

1. Global footprint in 13 countries (SaaS program). Several of our customers invested in us.
2. Over 50% month over month topline revenue growth (soon to surpass $50K+ monthly GMV/revenue).
3. 2nd position in UnicornBattle by Startup.Network, California chapter (tinyurl.com/yybyemhe).
4. The founding team built multiple successful businesses in Silicon Valley and more.
5. Democratizing cutting edge education by perfecting instructor-led virtual classroom model
6. Unique business model, leveraging Edtech & eCommerce via product 1st approach
7. We produced young TEDx speakers. Young entrepreneurs selling products on Amazon, Kickstarter, eBay
8. Not Convinced? Get 1st hand experience of Innovator Program, 2 weeks FREE Trial tinyurl.com/msjtrial

Why investors ❤ us

WE'VE RAISED $325,161 SINCE OUR FOUNDING



Being in the Edtech & HRTech space for over a decade, founding a multi-million-dollar company with over 500 employees and as an investor to several others. Aspiring Minds build a B2C business touching over a million students annually and engaged with over 2000 corporate customers including 100+ fortune 500 companies. Aspiring Minds' flagship skill assessment product AMCAT has helped million students and job seekers.

The rate of change in the world is accelerating changing the nature of work, making new skills and capabilities in high demand. I believe the Edtech space is going to disrupt many times over in the coming decade and would be led

... read more

Himanshu Aggarwal Co-founder and CEO of Aspiring Minds a Global EdTech company recently acquired by SHL Group

LEAD INVESTOR | INVESTING $30,000 THIS ROUND & $20,000 PREVIOUSLY



Because I like the idea of motivating, and providing resources to children, early in life, to be innovative and entrepreneurial .

Harsh Bhasin

Harsh Bhasin



I believe in the company!!

Priyanka Sharma

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alok Jain

Co-founder, CEO

Serial Entrepreneur. Founded four successful Silicon Valley companies. A passionate eCommerce & online marketing expert. Including: eZdia Inc, RealtyCohost.



Sunil Ranka

Co-founder

His personal journey highlights him as a founder at Predikly – a data and RPA innovation company, and Partner at Z Nation Lab - a global support ecosystem designed for high-growth startups and dreamers.



Vikas Shukla

Co-founder

Founder and CEO, Reference Design Inc. Author of several technical books. Successfully launched 10+ hardware products on Kickstarter and raised money. An IIT-BHU Alumni.



Tushal Mittal

GM, India

Co-founder at Stopkhoj India



Ken Burke

Advisor

Founder, EntrepreneurNOW! Sold his company Market Live at $100 Million.



Reuben Advani

Advisor

CEO, Global STEM Alliance



Gaurav Pant

Director of Operations

Co-founder and CEO, Om Sharnam



Pavan Ladha

Advisor-Sales

Director of Operations, Now Inc.



Tulika Bhojwani

Head of Content

Content Strategist for 15+ years at multiple brands

In the news

Downloads

Moonshotjr Pitch V9 Ed.pdf

Monshot Jr - Changing the Future. One Child at a Time.

It started with an idea and an experience of parents of middle and high school students who coincidentally are also our founders. They noticed some alarming numbers in our institutional structure.


MOONSHOT
Where Do We All Stand


9% of full-time
jobs by 2030
(A possible scenario: PwC)
3.6% <30 yrs owning
businesses
(70% drop in last 30 yrs)
(WSJ)
1/3rd of US
workers could be
jobless by 2030
(McKinsey)
1.2 million students drop
out of school every year
H1 2020 eCommerce Growth 30.1%
(vs. H1 2019 12.7%)

They also noticed that the current ecosystem is not supporting a holistic approach to learning especially when the workforce of the future is set to be dominated by automation and artificial intelligence.


MOONSHOT
Transforming Curious Minds
CURRENT ECOSYSTEM
IS NOT FUTURE-READY
School
Children don't realize
their passion
or interest till university
Mindset
Puts kids in the GPA-based mindset
rather than growth mindset
One-size-fits-all
Not catering to students,
based on their intellect level
Future
Not preparing
for future jobs & gig
economies/
entrepreneurship

To bring about a change in the educational system, it was necessary to change to bring about a change in the young mindsets. The patent-pending Innovator Program with its 4 stages of guided learning helps children not just to prepare for the future but to succeed in academics and careers based on their interest and aptitude.


MOONSHOT
Transforming Curious Minds
HOW STUDENTS
LEARN
4 stages of learning
01
Exploring
Concept and
Self Aptitude
02
Transforming
into Decision
Makers
03
Preparing for
Workforce of
Future
04
Defined Product
Outcome

- The program equips a kid with the right set of techniques and knowledge to become innovators and entrepreneurs in the future.
- Exploration Stage- The child is taken through a 17 session journey that centers on knowledge about futuristic subjects. In this stage, the students are evaluated after every session to understand their interests, likes, and dislikes.
- Preparation Stage- Children will be able to dig deeper into the chosen subjects like Robotics, Arduino, Raspberry Pi, AI, Automation, Art, Game Development, App Development, and more.
- Product Innovation Stage- Introduced to the five steps of product development to help innovate and develop a Moonshot (their own product)
- E-commerce Stage- Prepares and encourages your kid for the e-commerce environment
- Product-first learning technique designed to make you aware of the applications and future of the subject.
- Real-life experience of entrepreneurship


Testimonials for Moonshot Jr


from Moonshot Junior
KEN BURKE
FOUNDER - ENTREPRENEURNOW! NETWORK
01:54

/b6d0eba98d


MOONSHOT
Differential teaching methodology
Hands-on Entrepreneurship
• 1:1 Sessions
• Group Sessions (varied demography in each session: Children from 12+ countries)
• Webinars
• Interaction with Industry leaders
• Classroom/group: Kids with similar learning pace are put together for maximum benefit
Perfecting the online classroom model
• Every child gets attention needed
• 2-teacher concept (teacher + observer/data collector)
• Monitoring every child's performance closely


All You need to know about INNOVATOR PROGRAM
All You Need
TO KNOW ABOUT
INNOVATOR PROGRAM


MOONSHOT
Transforming Curious Minds
WHAT IS A
MOONSHOT?
The brainchild of a student, developed under the guidance of the Moonshot Jr
Self-discovery, STEAM, and entrepreneurship skills help a kid come up with a product or service
Product or service can belong to anything under the sky, like robots, apps, games, and much more
Unique and attention-worthy ideas introduced on crowd-funding platforms for mass reach

So, what is the outcome of this elaborate program?


MOONSHOT
Transforming Curious Minds
WHAT ELSE MOONSHOT JR.
HAS TO OFFER?


Skill Assessment:
Experienced skill assessment experts assess your kid's level of understanding, determine strengths, and provide support throughout the process
Counseling
Dedicated therapists assist and provide crystal-clear solutions, in case your kid requires
360°-marketing Courses
From Video editing to SEO, we have everything covered under one-time, on-demand sessions
Webinars
Sessions with market leaders and experts organized to keep kids updated with recent developments


MOONSHOT
Transforming Curious Minds
HOW IT HELPS
A BUDDING MIND?
Build a Stellar Resume
Additional knowledge on futuristic subjects will help enhance resume for college & future jobs
Get Future-Prepared
Prepare with the right direction and choice of subjects for college admissions
Product-development Experience
Learn to handle success and failure
Mental Conditioning
Develop a changed mindset, become decision-makers, grow right aptitude
Entrepreneurial Experience
Launch Moonshots on marketplaces and crowdfunding platforms

The Innovator program evaluates students through Moonscale- a data-point-driven analytical tool that helps us to offer customized learning based on individual interests and aptitude.


MOONSHOT
Transforming Curious Minds
DATA-BASED LEARNING
Moonshot Jr offers data-based learning tracked through Moonscale
The innovator program is a custom program that helps children to learn based on their interests and capability. We derive a lot of data points throughout our four-stage program.
These data points include
Listening skills
Speaking skills
Coding skills
Financial Management skills
Comprehensive skills
Socialization scale
Artistic skills
Attention Span
Relationship building skills
Futuristic thinking
+ 50 other data points

We have several children enrolled on our prototype platform. It is astonishing to see the transformation that these students have gone through in the past few months. The key is to help the children pursue learning based on interest areas.


MOONSHOT
Transforming Curious Minds
OUTCOME POST
TRANSFORMATION OF MIND
(in last 6 months)
DIY Science Experiment Kit
Became an entrepreneur at 8
DIY Science Experiment Kit
Science Experiment Enthusiast at 11
DIY Technology Kit
Ready to Launch on Kickstarter
Social Entrepreneur Project
Delivered a TEDx Talk session
DIY Embedded Kit & Environment -friendly bottles
Raised $8000+ on Kickstarter


Success Stories at Moonshot Jr
Watch later
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Funtastic Box



Testimonial from SANIA JAIN
Watch later
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MOONSHOT
Transforming Curious Minds
WHAT WE ARE NOT
Another online learning course
Lego and robotics class
Online coding class
Online entrepreneurship class
Software-only class
YouTube learning channel

We have a robust team of founders, advisors, subject-matter experts, and counselors along with a growing team of 20+ full-time employees. Our founders are industry leaders who have built multiple successful companies. Our team boasts of professionals and instructors across various verticals and countries. Currently, we serve students in 9 countries in various parts of the world including the U.S., the U.K., Netherlands, Ireland, Iraq, Canada, and the U.A.E.



MOONSHOT
Transforming Curious Minds
FOUNDERS
Alok Jain, Co-founder & CEO
Co-founder eZdia & Realtycohost
An IIT-B Alumni
Sunil Ranka Co-founder
Founder Predikly & SVTech Podcast
Partner ZNL Ventures
Vishal Malhotra CTO
CTO at EQ2
Vikas Shukla Chief Innovator
Founder & CEO Reference Design inc
An IIT-BHU alumni
20+ Full Time Employees
15+ Team of Mentors & Advisors
3 E-learning Agencies Partners
30+ Instructors
6+ IIT Alumni



MOONSHOT
Transforming Curious Minds
ADVISORS
Ken Burke
Founder of 4 online tech companies
Sold MarketLive (eCommerce platform) at $100M+
Amar Rajashekhar
Co-founder - Edcite
Edcite skill assessment platform - 2.5 million students in USA
Reuben Advani
Founder of Telestrat education, (sold the company)
Ex-CEO, Global STEM alliance (400+ employee)
COUNSELORS



Alexis Stadler
Student Counselor
Aditi Deo
Skill Assessment Therapist
Shambhavi Alve
Child Psychologist

We have a dual sales-revenue model as shown below. Children are enrolled in the program in two offerings within the program including one-on-one sessions, and classroom set-up.



MOONSHOT
Transforming Curious Minds
OUR SALES & REVENUE APPROACH
(Next 12-16 months)
Sales Funnel
1000+ Children
5% Children whose product goes viral
E-Learning (SaaS Model)
1000+ Children, Average Fee $134/Month
E-Commerce (Moonshot Products)
5%+ product success rate, average $70k revenue
Revenue
$1.4M eccomerce
$1M eLearning
*This slide contains future projections which cannot be guaranteed.



MOONSHOT
Transforming Curious Minds
OUR ASK
• Seed fund for next 12 months
• 1000+ Students
• $2.4M+ Revenues (12-16 months)
FUND UTILIZATION
20% Platform
40% Client Acquisition
20% Course Creation
20% Operations



MOONSHOT
Transforming Curious Minds
OUR COMPETITORS

	FOCUS	MARKET TO	TUTOR OPTION	MONEY RAISED	COMMUNITY	KEY VALUE PROP
MSJ	Premium content, plus hands on to expert guide	Direct - parents schools upcoming	Yes	No	Coming soon	Tech + Entrepreneurship
Whitehat Jr	Coding	Direct parents	Yes	Yes	No	Tech
QUIZLET	Narrow- DIY Academics	Teachers Students	No	Yes	No	Custom content (school and outside)
LAMBDA SCHOOL	Coding	Beyond HS Learner	Yes- slack	Yes 48M	Yes- class	Private school (part time/ fulltime)
MICRO VERSE	Coding, IT school	Beyond HS Learner	Yes	Yes	Yes- class	No tution upfront
COURSEHERO	Enrichment		Yes		Yes	Content for - HS success / college readiness
VENTURE LABS	Non- profit -to spread enter	Training schools, other non-profits, and after schools (Teachers)	Yes	No	Yes	Comps, activits, events etc. for girls
UNCHARTED LEARNING	Coding+ Incubator		Yes -class	Not for profit	Yes-hundreds of Schools	
BORN PRENEUR	Entrepreneurship at early age	Direct parents	Yes		No	Not online (India Center)



Journey So Far
MOONSHOT
Company registration and hiring
Nov, 2019
KICKSTARTER
She raised $8500 on Kickstarter (Sanic Box)
Feb 2020
10 students POC
Raised $125K (Friends and Family)
March, 2020
Prepare to launch final product -
May, 2020
First batch of 40 students started
July 2020
M7
Classroom model 120 enrollments
Sep 2020
200+ students
Oct , 2020
(100+ enrollment/m)
amazon
ebay


Inception & Concept Oct, 2019
Worked on prototype Nov, 2019
First Moonshot Jr student launched her product Sania Box Jan, 2020
10 prototype students - 2 more products launched March, 2020
2 Moonshots launched, Fireside chat went viral Apr, 2020
Team grown to 15 May, 2020
Team grown to 20+ (raised $225k total) June, 2020
Team grown to 25+ (raised $250k total) August, 2020
Several Moonshots Launched
M0
M1
M2
M3
M4
M5
M6
M8
M9

Investor Q&A

– COLLAPSE ALL

What does your company do?

Moonshot Jr is redefining the way young minds learn, absorb knowledge, and apply the same. Our goal is to equip every inquisitive kid capable of innovating or leading a change with the right set of knowledge and tools. Through our patent-pending SaaS-based Product 1st (outcome-focused) learning model, we aim to nurture the hidden talent of children, inspire interest in STEAM and Entrepreneurship, and help make them ready for college admission and future of workforce.

Where will your company be in 5 years?

In five years, we hope to be at: Revenue: $30M+ 250+ employees globally 15,000 students 500-1000 new products launched by our students trained for own businesses B2B - Serving our teaching methodology to many after schools, charter schools, private schools, with a possible franchisee model. Stretch Goal: We will have a database on student learning pattern, able to guide them for college, reduce drop-off rate. These projections cannot be guaranteed.

Why did you choose this idea?

Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.

What are your findings to address the same?

The need to adapt, innovate, and to succeed in the future workforce and gig economies is not addressed at all. The one-size-fits-all model in schools and online education system does not help the children to nurture individual interests and aptitude.

How is Moonshot Jr different from the ocean of educational platforms?

In recent years, a spike in tuition fees, the number of students dropping out of colleges, and parents/students failing to clear student loans has been observed. Unlike other platforms that are just imparting knowledge, we aim at providing hands-on-experience to the kid in terms of innovating or entrepreneurship. A student that might never be able to attend college, but Moonshot Jr's 4-step process will nurture their inner talent and help them establish themselves as an innovator or entrepreneur or both.

How do you acquire new users?

Moonshot Jr has been driving users to its platform through organic mediums like word-of-mouth, viral marketing (several of our videos has 10,000s of views), and paid media. During our program, students create several articles, videos & products which help them building authority and also help in MoonshotJr's branding & lead gen. We also have a well-fuelled team of sales and also get conversions from advertisements and promotions.

Do you have any success stories?

- Sania (13yrs) raised $8000 on Kickstarter for her Sania Box (presently selling on Amazon and more: tinyurl.com/saniabox).
- Our budding entrepreneurs and creator of Funtastic Box- Samvi, was invited to speak on the TEDx platform (https://tinyurl.com/ybqcmd57).

These are just a few gems from our kitty. We have quite a few names on our list of success stories to prove that we are going in the right direction (tinyurl.com/aquashot).

Are you a product factory? If yes, why not do that alone?

Though we don't claim to be a product factory, it's an eventual outcome (especially when we claim to offer a product-first education). Our students have done several successful products (Triple adjustable power supply https://tinyurl.com/y2tay94p), tinyurl.com/y9xqfdna tinyurl.com/saniabox, tinyurl.com/aquashot, tinyurl.com/mssaniabox, Soldering Practice Kit https://tinyurl.com/y4snppv8

For each successful product, you need to have 9-19 failures. In our model parents pay for these products and don't regret even if the launches aren't successful as their child takes away the unique learning through our program.

How are you ahead of other Edtech companies?

We're perfecting the classroom model, which has never been done before. Tech like zoom

gives power to teach instructor-led courses for up to 15 kids at a time. We are building tools on top of it so we can monitor each child in the class. Even in the classroom model, we'll like to give 1:1 attention with 2 teacher presence in every class (one as a teacher and another as data collector/observer).